Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Twenty-four Weeks Ended

	February 12, 2005	February 14, 2004

Earnings
Income before income taxes	$319,597	$341,448
Fixed charges	64,209	59,349
Less: Capitalized interest	(374)	(284)

Adjusted earnings	$383,432	$400,513

Fixed charges
Gross interest expense	$45,136	$39,558
Amortization of debt expense	1,211	2,987
Interest portion of rent expense	17,862	16,804

Total fixed charges	$64,209	$59,349

Ratio of earnings to fixed charges	6.0	6.7

	Fiscal Year Ended August

	2004 (52 weeks)	2003 (52 weeks)	2002 (53 weeks)	2001* (52 weeks)	2000 (52 weeks)

Earnings
Income before income taxes	$905,902	$833,007	$691,148	$287,026	$435,190
Fixed charges	130,278	121,129	98,688	121,141	97,520
Less: Capitalized interest	(813)	(791)	(437)	(1,380)	(2,773)

Adjusted earnings	$1,035,367	$953,345	$789,399	$406,787	$529,937

Fixed charges
Gross interest expense	$89,600	$79,301	$78,183	$100,291	$77,699
Amortization of debt expense	4,230	7,334	2,283	2,377	2,209
Interest portion of rent expense	36,448	34,494	18,222	18,473	17,612

Total fixed charges	$130,278	$121,129	$98,688	$121,141	$97,520

Ratio of earnings to fixed charges	7.9	7.9	8.0	3.4	5.4

*Fiscal 2001 includes the impact of the pre-tax restructuring and impairment charges of $156.8 million.